ITEM 77K

Change in Independent Registered Public Accounting Firm

On August 31, 2009 the Fund's former independent registered public accounting firm Anton Collins Mitchell LLP resigned. Anton Collins Mitchell LLP had provided audit services to the Fund since 2004.

Upon action taken by the Board of Trustees on September 15, 2009, PricewaterhouseCoopers LLP was retained to perform the 2009 audit. There were no prior consultations with PricewaterhouseCoopers LLP prior to their engagement.

During the Fund's fiscal years ended September 30, 2008 and 2007, and the interim period from October 1, 2008 until August 31, 2009, there were (a) no disagreements with the former independent registered public accounting firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Anton Collins Mitchell LLP to make a reference to the subject matter of the disagreements in connection with its reports on the Fund's financial statements for such periods and (b) no reportable events as described in Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

The Fund provided Anton Collins Mitchell LLP with a copy of the above disclosures and requested that Anton Collins Mitchell LLP furnish the Fund with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the foregoing statements and, if not, stating the respects in which it does not agree. A copy of that letter is filed herewith as Exhibit 99.77.